

April 12, 2022

Omid Farokhzad, M.D.
Chief Executive Officer
Seer, Inc.
3800 Bridge Parkway, Suite 102
Redwood City, California 94065

   Re: Seer, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed March 1, 2022
    File No. 001-39747

Dear Mr. Farokhzad:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Financial Statements
Note 5. Revenue and Deferred Revenue, page 104

1. Please tell us your consideration of the guidance in ASC 606-10-50-5 related to disaggregation of revenue.

Note 10. PROGNOMIQ, INC., page 110

2. Please tell us your consideration of providing summarized financial information for your equity method investment in PrognomIQ, Inc. pursuant to Rule 4-08(g) of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong at (202) 551-3684 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences